UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 20, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG Third Quarter 2020 Report, which appears immediately following this page.

30 September 2020 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
8	Section 2	Risk-weighted assets
12	Section 3	Going and gone concern requirements and eligible capital
14	Section 4	Leverage ratio
17	Section 5	Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
20	Section 1	Introduction
20	Section 2	UBS AG standalone
25	Section 3	UBS Switzerland AG standalone
31	Section 4	UBS Europe SE consolidated
32	Section 5	UBS Americas Holding LLC consolidated

Appendix
33	Abbreviations frequently used in our financial reports
35	Cautionary statement

Contacts

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+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Introduction and basis for preparation

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 September 2020 for UBS Group AG consolidated is provided in the “Capital management” section of our third quarter 2020 report and for UBS AG consolidated in the “Capital management” section of the UBS AG third quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1, “Disclosure – banks”) as revised on 31 October 2019, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Significant regulatory developments, and disclosure requirements and changes effective in this quarter

COVID-19 temporary regulatory measures

While the loans granted under the program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) have a maturity of up to five years and can be extended by another five years in cases of hardship, no new loans have been granted since the program closed on 31 July 2020. We processed more than 24,000 applications under this program and, as of 31 July 2020, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. The total amount drawn on our loan commitments under the program increased slightly, from CHF 1.6 billion (48%) on 31 July 2020 to CHF 1.7 billion (52%) on 30 September 2020. We remain committed to donating any potential profits from the government-backed lending program to COVID-19 relief efforts; however, as previously communicated, we do not expect any such profits in 2020.

Following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (SCB) of 6.7% under the SCB rule (based on DFAST results and planned future dividends), which results in the imposition of restrictions if the SCB is not maintained above specified regulatory minimum capital requirements.

›  Refer to the “UBS Group,” “UBS AG standalone” and “UBS Switzerland AG standalone” sections of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

NSFR implementation in Switzerland

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (the NSFR). Due to delays in the implementation in the EU and in the US, the Swiss Federal Council had previously postponed the NSFR implementation in Switzerland, which was originally scheduled for January 2018. The NSFR regulation is expected to be finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular. The overall effect of the NSFR on UBS upon implementation is expected to be limited, but the ultimate outcome depends on the details of the final FINMA circular. The NSFR will become effective on 1 July 2021 and UBS is on schedule to operationalize it.

Restatement of compensation-related liabilities

During the third quarter of 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan in the Americas region. In addition, a related USD 11 million deferred tax asset has been recognized, resulting in a decrease in equity attributable to shareholders of USD 32 million. The corresponding effects on regulatory capital and other disclosed metrics have also been reflected in the comparative-period figures.

›  Refer to the “Consolidated financial statements” section of our third quarter 2020 report for more information

Phase-in of RWA effects

During the third quarter of 2020, we began to phase in RWA increases related to the planned fourth quarter of 2020 release of new probability of default (PD) and loss given default (LGD) parameters for the mortgage portfolios in the US. The RWA effects of such model updates will be phased in over six quarters, until the end of 2021, with an estimated quarterly RWA increase of USD 0.4 billion, as agreed with FINMA.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7 and 8 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 30 June 2020 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

›  Refer to our 30 June 2020 Pillar 3 report, available under
“Pillar 3 disclosures” at www.ubs.com/investors, for more information about the previously published quarterly movement commentary

UBS Group

UBS Group

Section 1  Key metrics

Key metrics of the third quarter of 2020

The KM1 and KM2 tables on the following pages are based on Basel Committee on Banking Supervision (BCBS) Basel III rules; however, they do not reflect the effects of the temporary exemption granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 that permits banks to exclude central bank sight deposits from the leverage ratio calculation. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the third quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 0.1 billion to USD 38.2 billion, mainly as a result of operating profit before tax and foreign currency effects, which were substantially offset by current taxes, compensation-related capital components, accruals for capital returns to shareholders and a capital reserve for potential share repurchases.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

Tier 1 capital increased by USD 0.9 billion to USD 54.4 billion, predominantly due to the issuance of an additional tier 1 (AT1) instrument with a nominal value of USD 750 million. The TLAC available as of 30 September 2020 included CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 30 September 2020, but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 4.1 billion to USD 97.8 billion, mainly reflecting the aforementioned increase of our tier 1 capital, four new issuances of TLAC instruments amounting to USD 2.7 billion and interest rate risk hedge, foreign currency translation and other effects.

Risk-weighted assets (RWA) decreased by USD 3.3 billion to USD 283.1 billion, mainly due to a decrease in market risk RWA.

The leverage ratio exposure increased by USD 20 billion to USD 994 billion, reflecting increases in on-balance sheet exposures (excluding derivatives and securities financing transactions) and in derivative exposures.

High-quality liquid assets (HQLA) increased by USD 4.5 billion due to higher holdings of liquidity buffer securities and a reduction in average excess liquidity subject to transfer restrictions. Net cash outflows increased by USD 3.6 billion due to an increase in average customer deposit outflows.

KM1: Key metrics
USD million, except where indicated
		30.9.20	30.6.20[1]	31.3.20[1]	31.12.19[1]	30.9.19[1]
Available capital (amounts)
1	Common equity tier 1 (CET1)	38,197	38,114	36,659	35,535	34,627
1a	Fully loaded ECL accounting model CET1[2]	38,162	38,070	36,624	35,491	34,589
2	Tier 1	54,396	53,505	51,884	51,842	50,656
2a	Fully loaded ECL accounting model Tier 1[2]	54,360	53,460	51,850	51,797	50,618
3	Total capital	59,382	58,876	57,752	57,568	56,349
3a	Fully loaded ECL accounting model total capital[2]	59,347	58,831	57,718	57,524	56,311
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	283,133	286,436	286,256	259,208	264,626
4a	Minimum capital requirement[3]	22,651	22,915	22,901	20,737	21,170
4b	Total risk-weighted assets (pre-floor)	283,133	286,436	286,256	259,208	264,626
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	13.49	13.31	12.81	13.71	13.09
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[2]	13.48	13.29	12.79	13.69	13.07
6	Tier 1 ratio (%)	19.21	18.68	18.12	20.00	19.14
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[2]	19.20	18.66	18.11	19.98	19.13
7	Total capital ratio (%)	20.97	20.55	20.17	22.21	21.29
7a	Fully loaded ECL accounting model total capital ratio (%)[2]	20.96	20.54	20.16	22.19	21.28
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.08	0.10
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.23	0.21
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.52	3.52	3.58	3.60
12	CET1 available after meeting the bank’s minimum capital requirements (%)	8.99	8.81	8.31	9.21	8.59
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	994,366	974,359	955,943	911,322	901,911
14	Basel III leverage ratio (%)	5.47	5.49	5.43	5.69	5.62
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[2]	5.47	5.49	5.42	5.68	5.61
Liquidity coverage ratio[5]
15	Total HQLA	211,185	206,693	170,630	166,215	167,916
16	Total net cash outflow	137,345	133,786	122,383	124,112	122,025
17	LCR (%)	154	155	139	134	138

1 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Leverage ratio exposures and leverage ratios for 30 September 2020, 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    5 Calculated based on quarterly average. Refer to the “Liquidity coverage ratio” in section 5 of this report for more information.

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.9.20	30.6.20[2]	31.3.20[2]	31.12.19[2]	30.9.19[2]
1	Total loss-absorbing capacity (TLAC) available	97,753	93,626	93,686	89,613	88,151
1a	Fully loaded ECL accounting model TLAC available[3]	97,717	93,581	93,652	89,569	88,113
2	Total RWA at the level of the resolution group	283,133	286,436	286,256	259,208	264,626
3	TLAC as a percentage of RWA (%)	34.53	32.69	32.73	34.57	33.31
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[3]	34.51	32.67	32.72	34.56	33.30
4	Leverage ratio exposure measure at the level of the resolution group[4]	994,366	974,359	955,943	911,322	901,911
5	TLAC as a percentage of leverage ratio exposure measure (%)[4]	9.83	9.61	9.80	9.83	9.77
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[3,4]	9.83	9.60	9.80	9.83	9.77
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    3 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    4 Leverage ratio exposures and leverage ratios for 30 September 2020, 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.

UBS Group

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 12–14 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

RWA development in the third quarter of 2020

The OV1 table on the next page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the third quarter of 2020, RWA decreased by USD 3.3 billion to USD 283.1 billion, mainly reflecting a decrease in market risk RWA of USD 3.6 billion and credit valuation adjustment RWA of USD 1.2 billion, partially offset by an increase in credit risk RWA of USD 1.6 billion.

Credit risk RWA under the internal ratings-based and standardized approach increased by USD 1.6 billion, mainly due to foreign exchange movements and increases in loans and loan commitments in Global Wealth Management, partially offset by lower loan balances in the Investment Bank as well as due to shifts in the composition of our high-quality liquid assets (HQLA) portfolio and lower nostro account balances in Group Functions. Changes in credit ratings and loss given default resulted in an increase of USD 0.7 billion in RWA during the third quarter of 2020. The decrease in credit valuation adjustment RWA of USD 1.2 billion was primarily driven by risk management activity in the Investment Bank’s Global Markets business. Market risk RWA decreased driven by a reduction in asset size and other movements in the Investment Bank’s Global Markets business due to the higher VaR levels at the beginning of the second quarter of 2020 dropping out of the RWA averaging window and a decrease in regulatory add-ons, which reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by an increase mainly related to the ongoing parameter update of our VaR model.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the third quarter of 2020. More information about capital management and RWA, including details regarding movements in RWA during the third quarter of 2020, is provided on pages 51–52  in the “Capital management” section of our third quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
USD million		RWA		Minimum capital requirements[1]
		30.9.20	30.6.20	30.9.20
1	Credit risk (excluding counterparty credit risk)	134,753	133,180	10,780
2	of which: standardized approach (SA)	29,811	30,144	2,385
2a	of which: non-counterparty-related risk	13,227	13,219	1,058
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	104,942	103,036	8,395
6	Counterparty credit risk[2]	39,917	39,983	3,193
7	of which: SA for counterparty credit risk (SA-CCR)	6,898	5,903	552
8	of which: internal model method (IMM)	18,394	19,284	1,472
8a	of which: value-at-risk (VaR)	7,607	8,055	609
9	of which: other CCR	7,018	6,741	561
10	Credit valuation adjustment (CVA)	3,300	4,523	264
11	Equity positions under the simple risk weight approach	2,624	2,646	210
12	Equity investments in funds – look-through approach	849	705	68
13	Equity investments in funds – mandate-based approach	530	611	42
14	Equity investments in funds – fallback approach	41	25	3
15	Settlement risk	295	395	24
16	Securitization exposures in banking book	314	598	25
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	300	564	24
19	of which: securitization standardized approach (SEC-SA)	14	34	1
20	Market Risk	10,593	14,228	847
21	of which: standardized approach (SA)	361	370	29
22	of which: internal model approaches (IMA)	10,232	13,859	819
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	77,542	77,542	6,203
25	Amounts below thresholds for deduction (250% risk weight)[4]	12,379	12,005	990
25a	of which: Deferred tax assets	9,363	9,212	749
26	Floor adjustment[5]
27	Total	283,133	286,436	22,651

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2019, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group

Credit risk RWA development in the third quarter of 2020

The CR8 table below provides a breakdown of the credit risk RWA movements in the third quarter of 2020 across movement categories defined by the BCBS. These categories are described on page 50 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based (A-IRB) approach increased by USD 1.9 billion to USD 104.9 billion as of 30 September 2020.

The RWA decrease from asset size movements of USD 1.1 billion was predominantly due to repayments and syndication of loans in the Investment Bank, as well as due to shifts in the composition of our HQLA portfolio and lower nostro account balances in Group Functions, partially offset by increases in loans and loan commitments in Global Wealth Management.

The RWA from asset quality increased by USD 0.7 billion, mainly due to rating deteriorations during the third quarter of 2020 in Global Wealth Management. Model updates of USD 0.6 billion were mainly driven by the recalibration of risk parameters for real estate portfolios in Global Wealth Management and Personal & Corporate Banking. The RWA from foreign exchange movements increased by USD 1.9 billion, mainly due to depreciation of the US dollar against the Swiss franc, primarily driven by the Swiss mortgages portfolio in Personal & Corporate Banking and Global Wealth Management.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 30.9.20
1	RWA as of the beginning of the quarter	103,036
2	Asset size	(1,059)
3	Asset quality	676
4	Model updates	583
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	1,930
8	Other	(224)
9	RWA as of the end of the quarter	104,942

Counterparty credit risk RWA development in the third quarter of 2020

Counterparty credit risk (CCR) RWA on derivatives under the internal model method (IMM) decreased by USD 0.9 billion to USD 18.4 billion during the third quarter of 2020, primarily driven by risk management activity in the Investment Bank’s
Global Markets business, partly offset by an increase in asset size-related RWA in equity and foreign currency trades.

CCR RWA on securities financing transactions (SFTs) under the value-at-risk (VaR) approach decreased by USD 0.5 billion to USD 7.6 billion during the third quarter of 2020, mainly due to the recalibration of market parameters in the securities financing transaction model.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.9.20
		Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	19,284	8,055	27,339
2	Asset size	880	(4)	877
3	Credit quality of counterparties	(1,913)	108	(1,805)
4	Model updates	(99)	(666)	(765)
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	241	113	354
8	Other
9	RWA as of the end of the quarter	18,394	7,607	26,001

Market risk RWA development in the third quarter of 2020

The three main components that contribute to market risk RWA are value-at-risk (VaR), stressed value-at-risk (SVaR) and incremental risk charge (IRC). VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the third quarter of 2020 under an internal models approach across those components, pursuant to the movement categories defined by the BCBS. These categories are described on page 81 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA under an internal models approach decreased by USD 3.6 billion to USD 10.2 billion in the third quarter of 2020, driven by a decrease in asset size and other movements in the Investment Bank’s Global Markets business due to the higher VaR levels at the beginning of the second quarter of 2020 dropping out of the RWA averaging window and a decrease in regulatory add-ons that reflected updates from the monthly RniV assessment. This was partially offset by an increase mainly related to the ongoing parameter updates of our VaR model.

The VaR multiplier remained unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 30.6.20	4,149	8,339	1,371			13,859
1a	Regulatory adjustment	(2,281)	(5,401)	0			(7,682)
1b	RWA at previous quarter-end (end of day)	1,868	2,939	1,371			6,177
2	Movement in risk levels	(1,066)	(517)	208			(1,374)
3	Model updates / changes	33	162	171			366
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(288)	(929)	0			(1,217)
8a	RWA at the end of the reporting period (end of day)	547	1,655	1,749			3,952
8b	Regulatory adjustment	2,253	4,027	0			6,280
8c	RWA as of 30.9.20	2,800	5,682	1,749			10,232
1 Components that describe movements in RWA are presented in italics.

UBS Group

Section 3  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA); however, it does not reflect the effects of the temporary exemption granted by FINMA on 25 March 2020 in connection with COVID-19, which permits the exclusion of central bank sight deposits from the going concern leverage ratio calculation. The respective effect is presented on the next page. More information about capital management is provided on pages 43–54 in the “Capital management” section of our third quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.9.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,524	4.88[2]	48,475
Common equity tier 1 capital	9.66	27,349	3.38	33,560
of which: minimum capital	4.50	12,741	1.50	14,915
of which: buffer capital	5.14	14,553	1.88	18,644
of which: countercyclical buffer	0.02	55
Maximum additional tier 1 capital	4.30	12,175	1.50	14,915
of which: additional tier 1 capital	3.50	9,910	1.50	14,915
of which: additional tier 1 buffer capital	0.80	2,265

Eligible going concern capital
Total going concern capital	19.21	54,396	5.47	54,396
Common equity tier 1 capital	13.49	38,197	3.84	38,197
Total loss-absorbing additional tier 1 capital[3]	5.72	16,198	1.63	16,198
of which: high-trigger loss-absorbing additional tier 1 capital	4.82	13,661	1.37	13,661
of which: low-trigger loss-absorbing additional tier 1 capital	0.90	2,538	0.26	2,538

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.14	28,718	3.63	36,050
of which: base requirement	12.86	36,411	4.50	44,746
of which: additional requirement for market share and LRD	1.08	3,058	0.38	3,729
of which: applicable reduction on requirements[5]	(3.80)	(10,751)	(1.25)	(12,425)
of which: rebate granted (equivalent to 47.5% of maximum rebate)[5]	(2.54)	(7,182)	(0.89)	(8,856)
of which: reduction for usage of low-trigger tier 2 capital instruments[5]	(1.26)	(3,569)	(0.36)	(3,569)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.28	43,262	4.35	43,262
Total tier 2 capital	2.71	7,675	0.77	7,675
of which: low-trigger loss-absorbing tier 2 capital	2.52	7,138	0.72	7,138
of which: non-Basel III-compliant tier 2 capital	0.19	537	0.05	537
TLAC-eligible senior unsecured debt	12.57	35,587	3.58	35,587

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.10	68,242	8.50	84,526
Eligible total loss-absorbing capacity	34.49	97,658	9.82	97,658

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		283,133
Leverage ratio denominator[1]				994,366

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to the COVID-19-related information in this section for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The combined reduction applied for resolvability measures and the gone concern requirement reduction for the use of low-trigger loss-absorbing AT1 and low-trigger tier 2 capital instruments may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 January 2021, the eligible leverage ratio denominator (LRD) relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make for the financial year 2019.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption.

The LRD reflecting the aforementioned temporary FINMA exemption under Basel Committee on Banking Supervision (BCBS) rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.00% after the temporary FINMA exemption was reflected.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.9.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		994,366
Effective relief		(87,186)
of which: central bank sight deposits eligible for relief		(140,970)
of which: reduction of relief due to paid and planned dividend distribution[1]		53,785
Leverage ratio denominator after temporary exemption		907,181

Required going concern capital
Total going concern capital	4.88	44,225
Common equity tier 1 capital	3.38	30,617

Eligible going concern capital
Total going concern capital	6.00	54,396
Common equity tier 1 capital	4.21	38,197

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,622 million, which includes the first installment of the 2019 dividend (USD 0.365 per share, paid on 7 May 2020) and the special dividend reserve of USD 0.365 per share (this reserve is earmarked for distribution based on the decision to be taken at an extraordinary general meeting (EGM) planned for 19 November 2020).

UBS Group

Section 4  Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD), as summarized in the table below. The LRD presented below does not reflect the effects of the temporary exemption related to the central bank sight deposit exclusion from the leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of such temporary exemption are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures

BCBS Basel III leverage ratio
USD million, except where indicated	30.9.20	30.6.20[1]	31.3.20[1]	31.12.19[1]	30.9.19[1]
Total tier 1 capital	54,396	53,505	51,884	51,842	50,656
BCBS total exposures (leverage ratio denominator)[2]	994,366	974,359	955,943	911,322	901,911
BCBS Basel III leverage ratio (%)[2]	5.5	5.5	5.4	5.7	5.6

1 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 Leverage ratio denominators (LRDs) and leverage ratios for 30 September 2020, 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.

The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table on the next page shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

The tables presented below and on the next page do not reflect the effects of the temporary exemption granted by FINMA on 25 March 2020 in connection with COVID-19, which permits the exclusion of central bank sight deposits from the leverage ratio calculation. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions[1]
USD million	30.9.20	30.6.20[2]
On-balance sheet exposures
IFRS total assets	1,065,153	1,063,849
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(20,643)	(26,785)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[3]	(177,222)	(182,866)
Less carrying amount of securities financing transactions in IFRS total assets[4]	(109,350)	(112,995)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	757,937	741,204
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(12,913)	(12,674)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	745,024	728,530

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    3 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    4 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

LR1: BCBS Basel III leverage ratio summary comparison[1]
USD million		30.9.20	30.6.20[2]
1	Total consolidated assets as per published financial statements	1,065,153	1,063,849
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[3]	(33,557)	(39,458)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(78,571)	(90,338)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,431	9,830
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,910	30,476
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	994,366	974,359

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    3 Includes assets that are deducted from tier 1 capital.

UBS Group

During the third quarter of 2020, the LRD increased by USD 20 billion to USD 994 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 16 billion, mainly driven by an increase in lending assets and higher trading assets, partly offset by a shift within the high-quality liquid asset (HQLA) portfolio from other financial assets measured at amortized cost and fair value into SFTs. Derivative exposures increased by USD 6 billion, reflecting an increase in add-on amounts for potential future exposure. SFTs decreased by USD 4 billion, mainly as a result of the effects of changes in collateral sourcing requirements and a decrease in securities borrowing activities, partly offset by the aforementioned shift within the HQLA portfolio.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

LR2: BCBS Basel III leverage ratio common disclosure[1]
USD million, except where indicated		30.9.20	30.6.20[2]

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	757,937	741,204
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,913)	(12,674)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	745,024	728,530

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	50,517	49,952
5	Add-on amounts for PFE associated with all derivatives transactions	80,188	74,580
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(18,536)	(19,254)
8	(Exempted CCP leg of client-cleared trade exposures)	(14,663)	(13,609)
9	Adjusted effective notional amount of all written credit derivatives[3]	65,998	68,072
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[4]	(64,852)	(67,214)
11	Total derivative exposures	98,652	92,528

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	214,300	208,211
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(104,950)	(95,216)
14	CCR exposure for SFT assets	9,431	9,830
15	Agent transaction exposures
16	Total securities financing transaction exposures	118,781	122,825

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	105,094	100,676
18	(Adjustments for conversion to credit equivalent amounts)	(73,184)	(70,200)
19	Total off-balance sheet items	31,910	30,476
	Total exposures (leverage ratio denominator)	994,366	974,359

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	54,396	53,505
21	Total exposures (leverage ratio denominator)	994,366	974,359

	Leverage ratio
22	Basel III leverage ratio (%)	5.5	5.5

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    3 Includes protection sold, including agency transactions.    4 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

Section 5  Liquidity coverage ratio

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	Quarterly Report 2020 section	Disclosure	Third quarter 2020 page number

Concentration of funding sources	Balance sheet, liquidity and funding management	Liabilities by product and currency	42

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizeable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets
	Average 3Q20[1]			Average 2Q20[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	133		133	145		145
Securities (on- and off-balance sheet)	61	18	78	47	15	62
Total high-quality liquid assets[4]	193	18	211	191	15	207

1 Calculated based on an average of 66 data points in the third quarter of 2020 and 65 data points in the second quarter of 2020.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group

LCR development during the third quarter of 2020

In the third quarter of 2020, the UBS Group LCR decreased 1 percentage point to 154%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR decrease was primarily driven by higher average net outflows from customer deposits. This effect was mostly offset by higher average HQLA balances due to higher holdings of liquidity buffer securities and a decrease in average excess liquidity subject to transfer restrictions.

LIQ1: Liquidity coverage ratio
		Average 3Q20[1]		Average 2Q20[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	214	211	209	207

Cash outflows
2	Retail deposits and deposits from small business customers	285	32	269	30
3	of which: stable deposits	39	1	38	1
4	of which: less stable deposits	246	31	231	29
5	Unsecured wholesale funding	213	113	210	114
6	of which: operational deposits (all counterparties)	49	12	44	11
7	of which: non-operational deposits (all counterparties)	152	89	153	90
8	of which: unsecured debt	13	13	13	13
9	Secured wholesale funding		70		65
10	Additional requirements:	90	28	83	25
11	of which: outflows related to derivatives and other transactions	49	19	46	17
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	41	9	37	8
14	Other contractual funding obligations	12	10	13	11
15	Other contingent funding obligations	264	7	254	6
16	Total cash outflows		261		251

Cash inflows
17	Secured lending	298	76	289	69
18	Inflows from fully performing exposures	70	32	68	31
19	Other cash inflows	15	15	17	17
20	Total cash inflows	384	123	374	117

			Average 3Q20[1]		Average 2Q20[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		211		207
22	Net cash outflows		137		134
23	Liquidity coverage ratio (%)		154		155

1 Calculated based on an average of 66 data points in the third quarter of 2020 and 65 data points in the second quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information as of 30 September 2020 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the third quarter of 2020

The table on the next page is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules. The temporary exemption of central bank sight deposits for the leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 had no net effect on UBS AG as of 30 September 2020.

During the third quarter of 2020, common equity tier 1 (CET1) capital remained stable as the operating profit was fully offset by accruals for capital returns to UBS Group AG and other effects. Risk-weighted assets (RWA) decreased by USD 1.7 billion to USD 309.0 billion during the third quarter of 2020, primarily driven by decreases in market risk RWA and operational risk RWA, partially offset by an increase in credit and counterparty credit risk RWA. Leverage ratio exposure increased by USD 14 billion to USD 588 billion, mainly due to higher derivative exposures and SFTs.

High-quality liquid assets (HQLA) decreased by USD 3.5 billion, driven by a reduction of average cash balances due to higher levels of non-HQLA excess cash reinvestments. Net cash outflows remained stable, with a decrease in third-party transaction related net cash outflows due to excess cash reinvestments being offset by an increase in intercompany transaction related net cash outflows of non-operational deposits and secured wholesale funding.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures

KM1: Key metrics
USD million, except where indicated
		30.9.20	30.6.20	31.3.20	31.12.19	30.9.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	51,793	51,810	48,998	49,521	50,458
1a	Fully loaded ECL accounting model CET1[1]	51,791	51,808	48,994	49,518	50,456
2	Tier 1	66,145	65,361	62,382	63,893	64,545
2a	Fully loaded ECL accounting model tier 1[1]	66,143	65,359	62,379	63,891	64,543
3	Total capital	71,020	70,612	68,130	69,576	70,194
3a	Fully loaded ECL accounting model total capital[1]	71,018	70,610	68,127	69,574	70,191
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	309,019	310,752	317,621	287,999	297,200
4a	Minimum capital requirement[2]	24,722	24,860	25,410	23,040	23,776
4b	Total risk-weighted assets (pre-floor)	309,019	310,752	317,621	287,999	297,200
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	16.76	16.67	15.43	17.19	16.98
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.76	16.67	15.43	17.19	16.98
6	Tier 1 ratio (%)	21.40	21.03	19.64	22.19	21.72
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	21.40	21.03	19.64	22.18	21.72
7	Total capital ratio (%)	22.98	22.72	21.45	24.16	23.62
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	22.98	22.72	21.45	24.16	23.62
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.01	0.07	0.08
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.52	2.51	2.57	2.58
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.26	12.17	10.93	12.69	12.48
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	588,204	573,741	574,692	589,127	609,656
14	Basel III leverage ratio (%)	11.25	11.39	10.85	10.85	10.59
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.24	11.39	10.85	10.84	10.59
Liquidity coverage ratio[5]
15	Total HQLA	88,424	91,877	67,963	73,805	76,330
16	Total net cash outflow	52,463	52,209	48,320	53,960	55,607
17	LCR (%)	169	178	141	137	137

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to the next page in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

From 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of (i) its third-party exposure on a standalone basis, (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure, and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. ”Gone concern capital coverage ratio” represents how much gone concern capital is available to meet the gone concern requirement.

More information about the going concern requirements and information is provided on page 115 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption had no net effect on UBS AG standalone as of 30 September 2020.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures

The table below provides details of the Swiss systematically relevant bank (SRB) RWA- and LRD-based going and gone concern requirements and information as required by FINMA; details on eligible gone concern instruments are provided on the next page.

Swiss SRB going and gone concern requirements and information
As of 30.9.20	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD[1]
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	13.96[2]	43,129	13.96[2]	53,969	4.88[2]	28,675
Common equity tier 1 capital	9.66	29,842	9.66	37,342	3.38	19,852
of which: minimum capital	4.50	13,906	4.50	17,401	1.50	8,823
of which: buffer capital	5.14	15,884	5.14	19,876	1.88	11,029
of which: countercyclical buffer	0.02	52	0.02	65
Maximum additional tier 1 capital	4.30	13,288	4.30	16,627	1.50	8,823
of which: additional tier 1 capital	3.50	10,816	3.50	13,534	1.50	8,823
of which: additional tier 1 buffer capital	0.80	2,472	0.80	3,093

Eligible going concern capital
Total going concern capital	21.40	66,145	17.11	66,145	11.25	66,145
Common equity tier 1 capital	16.76	51,793	13.39	51,793	8.81	51,793
Total loss-absorbing additional tier 1 capital	4.64	14,352	3.71	14,352	2.44	14,352
of which: high-trigger loss-absorbing additional tier 1 capital	3.82	11,816	3.06	11,816	2.01	11,816
of which: low-trigger loss-absorbing additional tier 1 capital	0.82	2,536	0.66	2,536	0.43	2,536

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		309,019		386,685
Leverage ratio denominator						588,204

Required gone concern capital[3]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		32,749

Eligible gone concern capital
Total gone concern loss-absorbing capacity		43,236
Gone concern coverage capital ratio	132.02

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Swiss SRB going and gone concern information

USD million, except where indicated	30.9.20[1]	30.6.20

Eligible going concern capital
Total going concern capital	66,145	65,361
Total tier 1 capital	66,145	65,361
Common equity tier 1 capital	51,793	51,810
Total loss-absorbing additional tier 1 capital	14,352	13,551
of which: high-trigger loss-absorbing additional tier 1 capital	11,816	11,058
of which: low-trigger loss-absorbing additional tier 1 capital	2,536	2,493

Eligible gone concern capital
Total gone concern loss-absorbing capacity	43,236	39,993
Total tier 2 capital	7,649	7,570
of which: low-trigger loss-absorbing tier 2 capital	7,120	7,043
of which: non-Basel III-compliant tier 2 capital	529	527
TLAC-eligible senior unsecured debt	35,587	32,423

Total loss-absorbing capacity
Total loss-absorbing capacity	109,381	105,355

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	309,019	310,752
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	36,047	35,213
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	106,200	105,179
Risk-weighted assets, fully applied as of 1.1.28	386,685	387,578
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	42,914	41,920
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	177,000	175,298
Leverage ratio denominator[2]	588,204	573,741

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	21.4	21.0
of which: common equity tier 1 capital ratio, phase-in	16.8	16.7
Going concern capital ratio, fully applied as of 1.1.28	17.1	16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.4	13.4

Leverage ratios (%)[2]
Going concern leverage ratio, fully applied as of 1.1.20	11.2	11.4
of which: common equity tier 1 leverage ratio, fully applied as of 1.1.20	8.8	9.0

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	132.0	123.6

1 Carrying amounts for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (30 September 2020: USD 17,165 million; 30 June 2020: USD 16,768 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 September 2020: USD 44,250 million; 30 June 2020: USD 43,825 million) are risk-weighted at 210% and 240%, respectively, for the current year (31 December 2019: 205% and 220%, respectively). Risk weights will gradually increase 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.    2 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page in this section.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Due to the adjustment for paid and planned dividends, the temporary exemption of central bank sight deposits for leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19 had no net effect on UBS AG standalone as of 30 September 2020.

›  Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information about the COVID-19-related temporary regulatory measures

Swiss SRB leverage ratio denominator[1]
USD billion	30.9.20	30.6.20

Leverage ratio denominator
Swiss GAAP total assets	499.8	493.9
Difference between Swiss GAAP and IFRS total assets	145.6	149.9
Less: derivative exposures and SFTs[2]	(265.7)	(262.5)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(19.5)	(19.1)
On-balance sheet exposures (excluding derivative exposures and SFTs)	360.2	362.2
Derivative exposures	101.4	90.9
Securities financing transactions	104.8	98.5
Off-balance sheet items	22.7	22.9
Items deducted from Swiss SRB tier 1 capital	(0.9)	(0.7)
Total exposures (leverage ratio denominator)	588.2	573.7

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
USD million, except where indicated	30.9.20	30.6.20	31.3.20	31.12.19	30.9.19
Total tier 1 capital	66,145	65,361	62,382	63,893	64,545
Total exposures (leverage ratio denominator)[1]	588,204	573,741	574,692	589,127	609,656
BCBS Basel III leverage ratio (%)[1]	11.2	11.4	10.9	10.8	10.6
1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.

Liquidity coverage ratio

In the third quarter of 2020, the UBS AG liquidity coverage ratio (LCR) decreased 9 percentage points to 169%, remaining above the prudential requirements communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 3Q20[2]	Average 2Q20[2]
High-quality liquid assets	88	92
Total net cash outflows	52	52
of which: cash outflows	162	157
of which: cash inflows	109	104
Liquidity coverage ratio (%)	169	178

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 66 data points in the third quarter of 2020 and 65 data points in the second quarter of 2020.

Section 3  UBS Switzerland AG standalone

Key metrics of the third quarter of 2020

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules; however, it does not reflect the effects of the temporary exemption of central bank sight deposits for leverage ratio calculations granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19.

During the third quarter of 2020, common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 12.0 billion, mainly as a result of operating profit. Risk-weighted assets (RWA) increased by CHF 1.8 billion to CHF 107.1 billion, primarily due to increased exposures across Lombard loans, residential mortgages and securities financing transactions. Leverage ratio exposure increased by CHF 4 billion to CHF 327 billion, mainly driven by an increase in on-balance sheet exposures from cash and balances at central banks, as well as lending assets.

High-quality liquid assets increased by CHF 2.1 billion, driven by greater average cash balances. Net cash outflows decreased by CHF 1.9 billion, due to decreased average outflows from inter-company deposits, partly offset by decreased average inflows from third-party securities financing trades.

›  Refer to the following pages for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19 on UBS Switzerland AG standalone

KM1: Key metrics
CHF million, except where indicated
		30.9.20	30.6.20	31.3.20	31.12.19	30.9.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,992	11,776	11,427	10,895	10,875
1a	Fully loaded ECL accounting model CET1[1]	11,989	11,774	11,422	10,890	10,871
2	Tier 1	16,683	16,479	16,137	15,606	15,124
2a	Fully loaded ECL accounting model tier 1[1]	16,680	16,476	16,132	15,601	15,120
3	Total capital	16,683	16,479	16,137	15,606	15,124
3a	Fully loaded ECL accounting model total capital[1]	16,680	16,476	16,132	15,601	15,120
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	107,066	105,304	104,489	99,667	97,927
4a	Minimum capital requirement[2]	8,565	8,424	8,359	7,973	7,834
4b	Total risk-weighted assets (pre-floor)	92,755	92,740	92,981	89,234	90,338
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.20	11.18	10.94	10.93	11.10
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.20	11.18	10.93	10.93	11.10
6	Tier 1 ratio (%)	15.58	15.65	15.44	15.66	15.44
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	15.58	15.65	15.44	15.65	15.44
7	Total capital ratio (%)	15.58	15.65	15.44	15.66	15.44
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	15.58	15.65	15.44	15.65	15.44
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.57	0.57
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.70	6.68	6.44	6.43	6.60
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	327,113	323,068	317,071	302,304	309,750
14	Basel III leverage ratio (%)	5.10	5.10	5.09	5.16	4.88
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.10	5.10	5.09	5.16	4.88
Liquidity coverage ratio[5]
15	Total HQLA	87,254	85,180	74,602	67,105	64,835
16	Total net cash outflow	59,930	61,847	53,059	51,561	49,242
17	LCR (%)	146	138	141	130	132

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for 30 September 2020, 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 September 2020, the going concern capital requirement for UBS Switzerland AG standalone was 13.95%, including a countercyclical buffer of 0.01%, whereas the going concern leverage ratio requirement was 4.875%. The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applies until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution, except where dividends are paid to a regulated Swiss parent company or to an unregulated Swiss parent company that in turn pays no dividend. The effect of this exemption is that UBS Switzerland AG is eligible to reduce its LRD by USD 76 billion to USD 251 billion as of 30 September 2020.

Swiss SRB going and gone concern requirements and information
As of 30.9.20	RWA		LRD[1]
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.95[2]	14,936	4.88[2]	15,947
Common equity tier 1 capital	9.65	10,332	3.38	11,040
of which: minimum capital	4.50	4,818	1.50	4,907
of which: buffer capital	5.14	5,503	1.88	6,133
of which: countercyclical buffer	0.01	11
Maximum additional tier 1 capital	4.30	4,604	1.50	4,907
of which: additional tier 1 capital	3.50	3,747	1.50	4,907
of which: additional tier 1 buffer capital	0.80	857

Eligible going concern capital
Total going concern capital	15.58	16,683	5.10	16,683
Common equity tier 1 capital	11.20	11,992	3.67	11,992
Total loss-absorbing additional tier 1 capital	4.38	4,692	1.43	4,692
of which: high-trigger loss-absorbing additional tier 1 capital	4.38	4,692	1.43	4,692

Required gone concern capital[3]
Total gone concern loss-absorbing capacity	8.64	9,254	3.02	9,887
of which: base requirement	7.97	8,537	2.79	9,126
of which: additional requirement for market share and LRD	0.67	717	0.23	761

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.15	10,863	3.32	10,863
TLAC-eligible senior unsecured debt	10.15	10,863	3.32	10,863

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.59	24,190	7.90	25,834
Eligible total loss-absorbing capacity	25.73	27,547	8.42	27,547

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		107,066
Leverage ratio denominator				327,113

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the next page.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

The LRD is the same under Swiss SRB and BCBS rules, therefore the LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.65% after considering the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.9.20	LRD
CHF million, except where indicated	in %

Leverage ratio denominator before temporary exemption		327,113
Effective relief		(76,214)
of which: central bank sight deposits eligible for relief		(76,214)
Leverage ratio denominator after temporary exemption		250,899

Required going concern capital
Total going concern capital	4.88	12,231
Common equity tier 1 capital	3.38	8,468

Eligible going concern capital
Total going concern capital	6.65	16,683
Common equity tier 1 capital	4.78	11,992

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF million, except where indicated	30.9.20	30.6.20

Eligible going concern capital
Total going concern capital	16,683	16,479
Total tier 1 capital	16,683	16,479
Common equity tier 1 capital	11,992	11,776
Total loss-absorbing additional tier 1 capital	4,692	4,703
of which: high-trigger loss-absorbing additional tier 1 capital	4,692	4,703

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,863	10,892
TLAC-eligible senior unsecured debt	10,863	10,892

Total loss-absorbing capacity
Total loss-absorbing capacity	27,547	27,371

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	107,066	105,304
Leverage ratio denominator[1]	327,113	323,068

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.6	15.6
of which: common equity tier 1 capital ratio	11.2	11.2
Gone concern loss-absorbing capacity ratio	10.1	10.3
Total loss-absorbing capacity ratio	25.7	26.0

Leverage ratios (%)[1]
Going concern leverage ratio	5.1	5.1
of which: common equity tier 1 leverage ratio	3.7	3.6
Gone concern leverage ratio	3.3	3.4
Total loss-absorbing capacity leverage ratio	8.4	8.5

1 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the preceding table.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

The tables in this section do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

›  Refer to the previous pages for more information about the effects on UBS Switzerland AG standalone of the temporary exemption granted by FINMA in connection with COVID-19

Swiss SRB leverage ratio denominator[1]
CHF billion	30.9.20	30.6.20

Leverage ratio denominator
Swiss GAAP total assets	307.9	304.3
Difference between Swiss GAAP and IFRS total assets	4.3	4.2
Less: derivative exposures and SFTs[2]	(9.5)	(8.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	302.8	300.2
Derivative exposures	6.2	5.7
Securities financing transactions	3.0	2.3
Off-balance sheet items	15.3	15.1
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)
Total exposures (leverage ratio denominator)	327.1	323.1

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
CHF million, except where indicated	30.9.20	30.6.20	31.3.20	31.12.19	30.9.19
Total tier 1 capital	16,683	16,479	16,137	15,606	15,124
Total exposures (leverage ratio denominator)[1]	327,113	323,068	317,071	302,304	309,750
BCBS Basel III leverage ratio (%)[1]	5.1	5.1	5.1	5.2	4.9

1 Leverage ratio denominators (LRDs) and leverage ratios for 30 September 2020, 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of our 30 June 2020 Pillar 3 report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.

Liquidity coverage ratio

In the third quarter of 2020, the liquidity coverage ratio (LCR) of UBS Switzerland AG, as a Swiss SRB, increased 8 percentage points to 146%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 3Q20[2]	Average 2Q20[2]
High-quality liquid assets	87	85
Total net cash outflows	60	62
of which: cash outflows	87	90
of which: cash inflows	27	28
Liquidity coverage ratio (%)	146	138

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 66 data points in the third quarter of 2020 and 65 data points in the second quarter of 2020.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Significant regulated subsidiaries and sub-groups

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF LIBOR + 370 bps per annum semi-annually	3-month CHF LIBOR + 459 bps per annum quarterly	3-month CHF LIBOR + 250 bps per annum quarterly	3-month CHF LIBOR + 489 bps per annum quarterly	3-month USD LIBOR + 547 bps per annum quarterly	3-month CHF LIBOR + 433 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Section 4  UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on Pillar 1 requirements.

During the third quarter of 2020, common equity tier 1 (CET1) capital and risk-weighted assets (RWA) remained stable. Leverage ratio exposure increased by EUR 1.2 billion to EUR 43.4 billion, mainly reflecting an increase of EUR 3.8 billion in cash held at central banks. This increase was partially offset by a decrease of EUR 1.6 billion in securities financing transactions (SFTs) and a decrease in high quality liquid asset- (HQLA-) eligible bonds of EUR 1.1 billion.

The average liquidity coverage ratio (the LCR) increased by 3%, with a EUR 0.7 billion increase in high-quality liquid assets (HQLA), mainly due to treasury management of the excess HQLA through securities financing transactions. Total net cash outflows remained stable.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		30.9.20	30.6.20[4]	31.3.20[4]	31.12.19[4]	30.9.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,728	3,736	3,603	3,691	3,528
2	Tier 1	4,018	4,026	3,893	3,981	3,818
3	Total capital	4,018	4,026	3,893	3,981	3,818
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,285	13,559	15,154	15,146	14,407
4a	Minimum capital requirement[5]	1,063	1,085	1,212	1,212	1,153
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	28.1	27.6	23.8	24.4	24.5
6	Tier 1 ratio (%)	30.2	29.7	25.7	26.3	26.5
7	Total capital ratio (%)	30.2	29.7	25.7	26.3	26.5
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.0	0.0	0.1	0.3	0.3
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.6	2.8	2.8
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	22.2	21.7	17.7	18.3	18.5
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	43,371	42,172	49,004	41,924	50,199
14	Basel III leverage ratio (%)[7]	9.3	9.6	7.9	9.5	7.6
Liquidity coverage ratio[8]
15	Total HQLA	16,257	15,540	14,839	14,393	14,309
16	Total net cash outflow[9]	11,276	11,062	10,457	9,976	9,624
17	LCR (%)[9]	144	141	142	147	151

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    3 There is no local disclosure requirement for the net stable funding ratio as at 30 September 2020.    4 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank (the ECB), which reflect the ECB’s recommendation to EU financial institutions to refrain from capital distributions until 1 January 2021.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    7 On the basis of tier 1 capital.    8 Figures as of 30 September 2020, 30 June 2020 and 31 March 2020 are based on a twelve-month average. Comparative figures as of 31 December 2019 are based on a ten-month average and as of 30 September 2019 on a seven-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    9 Revised calculation excludes inflows from overdrafts that we cannot demand repayment of within 30 days. Comparative figures and ratios for 30 September 2019 have been adjusted accordingly.

Significant regulated subsidiaries and sub-groups

Section 5  UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated, based on Pillar 1 requirements (i.e., US Basel III standardized rules).

During the third quarter of 2020, common equity tier 1 (CET1) remained stable. Risk-weighted assets (RWA) increased by USD 0.7 billion to USD 65.1 billion, mainly driven by an increase in credit risk RWA, which reflected a higher level of lending exposure. Leverage ratio exposure, calculated on an average basis, increased by USD 1.4 billion to USD 148.0 billion. The increase was due to an USD 1.2 billion increase in average assets, resulting from an increase in lending exposure, and a USD 0.2 billion decrease in tier 1 capital deductions due to a net decrease in deferred tax assets.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2,3]
USD million, except where indicated
		30.9.20[4]	30.6.20[4,5]	31.3.20[5]	31.12.19[5]	30.9.19[5]
Available capital (amounts)
1	Common equity tier 1 (CET1)	13,840	13,535	11,932	11,896	11,825
2	Tier 1	16,883	16,578	14,980	14,944	14,879
3	Total capital	17,626	17,344	15,735	15,658	15,596
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	65,084	64,351	53,812	54,057	52,947
4a	Minimum capital requirement[6]	5,207	5,148	4,305	4,325	4,236
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	21.3	21.0	22.2	22.0	22.3
6	Tier 1 ratio (%)	25.9	25.8	27.8	27.6	28.1
7	Total capital ratio (%)	27.1	27.0	29.2	29.0	29.5
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)[7]
10	Bank G-SIB and / or D-SIB additional requirements (%)[8]
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[9]	16.8	16.5	17.7	17.5	17.8
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	148,038	146,652	135,545	127,301	123,643
14	Basel III leverage ratio (%)[10]	11.4	11.3	11.1	11.7	12.0
14a	Total Basel III supplementary leverage ratio exposure measure[11]	150,609	147,683
14b	Basel III supplementary leverage ratio (%)[10,11]	11.2	11.2

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 30 September 2020.    3 The adoption of ASU 2019-12 in the second quarter of 2020 resulted in a retrospective removal of cumulative tax expense and related balances pertaining to UBS Americas Holding LLC within the IHC tax group for financial reporting purposes. For the purpose of regulatory reporting, we have applied this accounting change prospectively and have not restated the corresponding comparative regulatory key figures.    4 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for mortgage servicing assets, certain deferred tax assets arising from temporary differences, and investments in the capital of unconsolidated financial institutions (below the deduction threshold (25%), impacting the CET1 ratio by 0.3% as of both 30 September 2020 and 30 June 2020).    5 Comparative information has been restated where applicable. Refer to the “Introduction and basis for preparation” section of this report for more information.    6 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    7 UBS Americas Holding LLC is currently not subject to the countercyclical buffer requirement.    8 Not applicable, as requirements have not been proposed.    9 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements.    10 On the basis of tier 1 capital.    11 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. US Regulatory authorities have temporarily eased the requirements for the supplementary leverage ratio (the SLR), allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 136 bps on 30 September 2020 and 135 bps on 30 June 2020, respectively.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 20, 2020